Exhibit 99.19

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Jeffrey Kulas, P. Geo., and report, NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada dated October 20, 2017 (the “Report”), as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.

Dated this 11th day of March, 2019.

Yours very sincerely,

/s/ “Jeffrey Kulas”
Jeffrey Kulas, P. Geo.